FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 30, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

In order to improve financial liquidity management, BRF - Brasil Foods S/A, Perdigão International Ltda and Perdigão Europe - Sociedade Unipessoal LDA, herein referred to as "Companies", announce to its shareholders and to the market that it has entered into a USD500 million revolver credit facility with 3 year availability period in two tranches (USD and EUR) with 19 banks in total. The mandated lead arrangers are Santander, Morgan Stanley and HSBC. In addition, other banks participated in the syndicate at different levels: Banco Bradesco, Banco do Brasil, Bank of China, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, BNP Paribas, Mizuho Corporate Bank, Standard Chartered Bank, Sumitomo Mitsui Banking, ING Bank, Rabobank Curaçao, Bank of Taiwan, Deutsche Bank, Mega International Commercial Bank, United Taiwan Bank, Credit Agricole Corporate and Investment Bank. The transaction was structured to have the credit available at any time during the 3-year period.

 São Paulo, April 27, 2012.

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director